Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AOG Institutional Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate (per $1,000,000)	Amount of Filing Fee
Fees to Be Paid	$3,166,745.5003(1)	$147.60	$467.41
Fees Previously Paid	-		-
Total Transaction Valuation	$3,166,745.5003(1)
Total Fees Due for Filing			$467.41
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$467.41

(1)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of November 1, 2023.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer name	Form or Filing type	File number	Initial filing date	Filing date	Fee offset claimed	Fee paid with fee offset source
Fee Offset Claims		SC TO-1		November 24, 2023		$0.00
Fee Offset Sources					November 24, 2023		$0.00